Western Copper and Gold Provides Casino Update and Reports Year-End Results

VANCOUVER, BC -- (Marketwired - March 30, 2015) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE MKT: WRN) has released its financial results for the year ended December 31, 2014.

This news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2014, and the notes thereto, and management's discussion & analysis ("MD&A") for the year ended December 31, 2014. All figures in Canadian dollars ("$").

FINANCIAL POSITION

As at December 31, 2014, Western had $15.7 million in working capital, including $16.6 million in cash and short-term investments. This compares with $22.4 million in working capital, including $23.2 million in cash and cash equivalents as at December 31, 2013.

The Company spent $1.5 million on operating activities and $5.3 million on advancing the Casino Project in 2014. Western believes that its current working capital balance will be sufficient to complete the permitting of the Casino Project.

CASINO PROJECT

Permitting and Community Relations

Western submitted the Casino Project Proposal (the "Project Proposal") to the Yukon Environmental and Socio-economic Assessment Board ("YESAB") for assessment in January 2014.

On November 28, 2014, the Casino Project re-entered the YESAB process after a six-month hold period to allow for additional consultation with Little Salmon/Carmacks First Nation ("LSCFN"). On January 23, 2015, YESAB provided its Adequacy Review Report to the Company. This report outlines the YESAB's requests for further information before the Casino Project may proceed to the public screening phase of assessment. Western submitted additional information on March 16, 2015. YESAB will review the additional information and either declare the application adequate to advance to the screening phase or request further information.

The Casino Project is located primarily within Selkirk First Nation's Traditional Territory. On March 12, 2014, Western and Selkirk First Nation announced that they had entered into an agreement relating to the Casino Project. The agreement commits the parties to work cooperatively to review, evaluate and discuss the Casino Project, and lays the foundation for establishing future agreements.

On November 18, 2014, Western and LSCFN signed a Consultation and Technical Cooperation Protocol and a Negotiation Protocol. The protocols commit the parties to work cooperatively to review, evaluate and discuss the Casino Project, and lay the foundation for establishing future agreements.

The Company continues to work with First Nations and local communities to ensure that the various stakeholder concerns are addressed.

Development

The Company continues to develop certain key engineering aspects of the project, particularly in regards to power supply, Liquefied natural gas supply chain, and project execution planning.

In May 2014, the Company signed a memorandum of understanding with Siemens Canada Ltd. ("Siemens"). Under the terms of this agreement, the two parties will work together to develop a concept for integrated electrical mining equipment from Siemens for the Casino Project, including the power plant and the mill drives.

In August 2014, Western announced that it has awarded the engineering, procurement and construction management contract for Casino to M3 Engineering & Technology Corporation of Tucson, Arizona ("M3"). M3 is a logical choice because it is very familiar with Casino, having worked on the project from an early stage preparing two pre-feasibility studies as well as the feasibility study issued in early 2013.

In September 2014, the Company announced that it signed a letter of intent ("LOI") with M3 committing to develop an agreement for M3 to operate and maintain the Casino mine. The LOI outlines the general terms and scope by which M3 will operate the heap leach and concentrator processing facilities at Casino and provide procurement and contract management services to the Company. Under the direction of Western, M3 will manage all aspects of day-to-day operations at the mine site and the port of export, including mining, contract maintenance of mining equipment, power plant operations and maintenance, concentrate storage and load-out, and other support services contracts.

This arrangement is expected to enhance the Company's ability to finance, build and operate the Casino mine and is expected to provide substantial benefits while having minimal impact on project economics.

Timelines

In 2015, the Company will continue to work with governments, local communities, and stakeholders to advance the Casino Project through the permitting process. Based on Casino's permitting progress to date, the Company now estimates that key permits will be received near the end of 2016, with construction starting as soon as practicable thereafter.

"2015 should be a transformative year for the Casino Project and Western. We expect to achieve significant permitting milestones and are currently looking at various development options for Casino," states Dale Corman, Chairman and Chief Executive Officer, "We are excited to bring this mine -- one of the few significant copper-gold projects economic at current commodity prices -- forward towards production."

FILINGS

The Company filed its annual information form, audited consolidated financial statements and MD&A for the year ended December 31, 2014 with the appropriate Canadian regulatory bodies on March 27, 2015. These filings are available for viewing on SEDAR at www.sedar.com.

The Company also filed its Form 40-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2014 on March 27, 2015. Western's Form 40-F is available for viewing and retrieval through EDGAR at www.sec.gov/edgar.shtml.

The filings described above are available on the Company's website: www.westerncopperandgold.com. Western will also provide a copy of the filings to any shareholder, without charge, upon request. Requests may be made by email, telephone, or regular mail.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is focused on advancing the Casino Project, one of the world's largest copper, gold, silver and molybdenum deposits, located in Yukon, Canada. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Dale Corman"

F. Dale Corman

Chairman & CEO

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

For more information please contact
Paul West-Sells
President & COO

or

Chris Donaldson
Corporate Development and Investor Relations
(T) 604.684.9497
(E) info@westerncopperandgold.com